Exhibit 99.11

Thomas Cook Deploys Cloud-Based NICE Workforce Management
Solution to Centralize Forecasting and Scheduling for Better
Customer Experience

RA’ANANA, ISRAEL, April 27, 2015 – NICE Systems (NASDAQ: NICE) today announced that Thomas Cook has migrated its NICE Workforce Management (WFM) solution to the cloud. This deployment model provides greater flexibility and lower total cost of ownership, and is helping Thomas Cook be more responsive and competitive.

Thomas Cook has been using NICE’s on-premise WFM solution for nine years. The migration to the cloud gives the company a single view across its UK-based operation, enabling it to more efficiently forecast and schedule agents across all of its contact centers and retail stores. With NICE IEX WFM deployed in both contact centers and retail locations, the organization can take advantage of the availability of retail staff to support the contact center – routing calls to individuals with the right skills and knowledge to handle customer queries.

The NICE solution offers:
•	Transparency – Forecasting and scheduling take into consideration multiple factors like skill types, contact channels, departments, etc.
•	Insight – Contact center and store managers gain real-time visibility into service queues and employee adherence to shifts and can take immediate action when necessary.
•	Motivation – Employees own their own schedules and can easily request time off or trade shifts.

Martin West, Head of Central Operations Support, Thomas Cook UK & Ireland
“Following many years of success with NICE’s Workforce Management solution, we decided to move our operations to the cloud in order to accommodate our growing business needs, which includes a multi-channel service operation. This has also given us the opportunity to centralize our customer-facing operations, which will help us achieve greater operational efficiency, better service, and reduced costs.”

Benny Einhorn, President, NICE EMEA
“Our WFM offering continues to evolve to meet the needs of leading companies like Thomas Cook – providing them the necessary deployment flexibility to effectively meet customer demands across touch points. With this cloud deployment, the company has a clear, organization-wide view into the forecasting and scheduling of staff, while at the same time retail personnel have ownership over their schedules. We’re proud of our partnership with Thomas Cook which provides an excellent example of how a company can deliver outstanding customer service through employee engagement.”

About Thomas Cook
Thomas Cook Group plc is one of the world’s leading leisure travel groups with sales of over £9 billion and more than 20 million customers in the year ended 30 September 2013. Thomas Cook is supported by c27,000 employees and operates from 17 countries; it is number one or two in all its core markets. Thomas Cook Group plc’s shares are listed on the London Stock Exchange (TCG).

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Einhorn, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.